SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2004 OCT 25 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045698

October 15, 2004

Securities and Exchange Commiss
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

10/25

Earnings Release 3Q 2004

Samsung Electronics

October 2004

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

The financial results for 3Q of 2004 have been prepared on an *un-audited parent basis*, and may be subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion, KRW)

	3Q ?4	(Weight)	2Q ?4	(Weight)	Q-on-Q	3Q ?3	(Weight)	Y-on-Y
Sales	14.34	(100%)	14.98	(100%)	- 4%	11.26	(100%)	27%
Gross Profit	4.83	(34%)	5.65	(38%)	- 4%p	3.65	(32%)	2%p
SG & A	2.09	(15%)	1.91	(13%)	2%p	1.60	(14%)	1%p
Operating Profit	2.74	(19%)	3.73	(25%)	- 6%p	2.05	(18%)	1%p
Non-operating Income	0.52		0.12			0.04		
Equity loss from Samsung Card	- 0.03		- 0.36			- 0.24		
Income tax	0.58	(4%)	0.72	(5%)	- 1%p	0.25	(2%)	2%p
Net Profit	2.69	(19%)	3.13	(21%)	- 2%p	1.84	(16%)	3%p

Sales



15
10
5
- 4%
Export
- 3%
3Q '03
2Q '04
3Q '04

Profits



5
4
3
2
1
- 6%p
- 2%p
3Q '03
2Q '04
3Q '04
Operating Profit
Net Profit
(Q-on-Q Change)

Divisional Performance - Sales



15
10
5
14.98
4.58
2.47
4.94
1.99
0.89
- 4%
4%
- 23%
- 2%
- 2%
- 9%
14.34
4.74
1.90
4.82
1.95
0.81
2Q '04
3Q '04
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Unit : Trillion, KRW)

	3Q ?4	(Weight)	2Q ?4	Q-on-Q Growth	3Q ?3	Y-on-Y Growth
Semiconductor	**4.74**	***(33%)***	**4.58**	**4%**	**3.38**	**40%**
Memory	3.64	*(25%)*	3.57	2%	2.55	43%
System LSI	0.63	*(4%)*	0.62	0%	0.44	41%
LCD	**1.90**	***(13%)***	**2.47**	**- 23%**	**1.38**	**38%**
Telecom	**4.82**	***(34%)***	**4.94**	**- 2%**	**3.74**	**29%**
Handsets	4.57	*(32%)*	4.61	- 1%	3.41	34%
Digital Media	**1.95**	***(14%)***	**1.99**	**- 2%**	**1.87**	**4%**
Digital Appliances	**0.81**	***(6%)***	**0.89**	**- 9%**	**0.77**	**5%**
Total	**14.34**	***(100%)***	**14.98**	**- 4%**	**11.26**	**27%**

Divisional Performance – Operating Profit



4
3
2
1
0
3.73
2.15
0.82
0.80
- 27%
- 9%
- 72%
- 23%
2.74
1.95
0.23
0.61
2Q '04
3Q '04
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Unit : Trillion, KRW)

	3Q ?4	(Margin)	2Q ?4	(Margin)	Q-on-Q Growth	3Q ?3	Y-on-Y Growth
Semiconductor	**1.95**	(41%)	**2.15**	(47%)	- 9%	**1.12**	74%
LCD	**0.23**	(12%)	**0.82**	(33%)	- 72%	**0.23**	- 3%
Telecom	**0.61**	(13%)	**0.80**	(16%)	- 23%	**0.75**	- 18%
Digital Media	**- 0.033**	(- 2%)	**- 0.007**	(0%)	-	**0.002**	-
Appliances	**- 0.009**	(- 1%)	**- 0.01**	(- 1%)	-	**- 0.046**	-
Total	**2.74**	(19%)	**3.73**	(25%)	- 27%	**2.05**	34%

Semiconductor

Sales



(Unit : Trillion, KRW)
6
3
0
4.58
4.74
4% ↑
System
LSI
-
Memory
2% ↑
2Q '04
3Q '04
Others
System LSI
Memory

NAND Geometry

	1Q	2Q	3Q	4Q
≥0.12㎛	95%	80%	35%	20%
90nm	5%	20%	65%	80%

NAND Product by Density



100%
50%
0%
32%
48%
20%
20%
30%
50%
2Q '04
3Q '04
Others
1Gb
2Gb

3Q Results Analysis

Memory

- **Memory revenue growth** 2%↑
- **Memory Blended ASP**
  - DRAM : Low $6 (256M eq.) 10%↓
  - NAND : Mid $5 (512M eq.) 41%↓
- **Bit Growth**
  - DRAM 19%↑ : 12" production increase in Line 13 (13K Wafer/Month as of Sept. '04)
  - NAND 72%↑ : Output increase through 90nm transition; 2Gb portion increase (2Q 20% → 3Q 50%)
- **Cost Reduction**
  - Aggressive migration to 90nm in NAND leads to lower cost which offsets significant portion of price decline

System LSI

- **DDI revenue decrease by 4% due to weak LCD market**
- **Growth in Chip card with SIM card demand (36%↑)**

TFT-LCD

Sales



(Unit : Trillion, KRW)
3
2
1
0
2.47
1.90
2Q '04
3Q '04

Shipment



(Unit : Million Units)
9
6
3
0
7.4
7.2
0.4
2.6
4.4
0.4
3.0
3.8
LCD TV
Note
Monitor
2Q '04
3Q '04

3Q Results Analysis

- **Large Panels** : Initial demand decrease due to high prices and capacity increase resulted in substantial panel price decline

  - Revenue : Declined by 23% mostly due to a drop in ASP

  - ASP : Average panel prices declined by 21%
    - · Monitor panel (17") : 2Q $ 300 → 3Q $230 (23%↓)
    - · Note PC panel (14.1") : 2Q $ 215 → 3Q $180 (16%↓)
    - · TV panel (32") : 2Q $1,150 → 3Q $850 (26%↓)

  - Shipment : Product mix change in favor of Note PC
    - · Monitors : 14%↓
    - · Note PC : 15%↑ (15" and above 1.7mn, 38%↑)
    - · TV : No Change (32" and above 92K, 92%↑)

- **Small/Mid panels** : Continues to show strong growth

  - Revenue : Increased by 12%
    - · Shipment : 2Q 10.3mn → 3Q 11.6mn units (12%↑)

Telecommunication

Sales



(Unit : Trillion, KRW)
5
4
3
2
1
4.94
4.82
HHP
1%↓
Network
24%↓
2Q '04
3Q '04

Shipment % by Region



25M
20M
26%
21%
6%
38%
9%
27%
29%
7%
30%
7%
Asia
Europe
S.America
N.America
Korea
2Q '04
3Q '04

3Q Results Analysis

Handsets

- **Handset shipment of 22.7M units, 52% Y-on-Y growth**
  - Strong growth in Europe from sales increase of E800, while sales in North America declined
  - Decrease in domestic market due to ban on new subscriptions by 3 major carriers
- **ASP increased Q-on-Q**
  - Export : Growth in GSM portion in Europe (*2Q $176 → 3Q $178)*
  - Domestic : Product mix improvement with mega-pixel camera phones (*2Q 344K → 3Q 375K in Korean Won)*
- **Operating profit decreased due to higher marketing and R&D expenses**
  - Increase in co-marketing expenses with major carriers including Olympics marketing
  - Continuous increase in R&D Investments

Network

- **Revenue declined due to domestic carriers' investment budget cut for new services**

Digital Media & Home Appliances

Sales (Digital Media)

(Unit : Trillion, KRW)



2
1
0
1.99
2% ↓
1.95
19%
17%
- 4%
12
- 9%
2Q '04
3Q '04
TV
Monitor
Printer
DVD, STB
Computer

Sales (Appliances)



1
0.5
0
0.89
9% ↓
0.81
2Q '04
3Q '04

3Q Results Analysis – Digital Media

- **Sales of IT products declined Q-on-Q due to seasonality and a continued slowdown of the domestic economy**
  - Shipment: Monitor 13% ↓ , Desktop PC 9% ↓
- **Sales of TV & TV parts increased by 19% Q-on-Q**
- **Portion of high-end products increased**
  - LCD/PDP/DLP TV, Color laser printer, DVDR, etc.

3Q Results Analysis – Home Appliances

- **Sales decreased by 9% Q-on-Q**
  - Shipment for air-conditioners dropped significantly from seasonality

Financial Position

Assets



45
30
20
10
39.2
8.0
3.9
17.2
10.1
43.2
8.5
4.8
19.2
10.7
44.4
8.5
4.9
19.5
11.5
Cash*
A/R & Inventories
PP & E
Other Assets
Dec.'03
2Q '04
3Q '04

Liabilities & Equity

(Unit : Trillion, KRW)



45
30
20
10
1.2
8.6
29.4
1.1
9.3
32.8
0.6
9.3
34.5
Debt
Other Liabilities
Shareholders' Equity
Dec.'03
2Q '04
3Q '04

Key Ratios

	Dec. '03	2Q '04	3Q '04
Debt / Equity	**3.9%**	**3.4%**	**1.8%**
Net Debt / Equity	**- 23.2%**	**- 22.6%**	**- 22.8%**
Return on Equity	**21.8%**	**38.8%**	**31.9%**
Return on Asset	**16.2%**	**29.4%**	**24.5%**

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

(Unit : Trillion, KRW)


Operation
3.28
Net Cash
Decrease
0.04
Investment
1.86
Finance
1.46
Cash Inflow
Cash Outflow

	3Q '04	2Q '04
Cash* (Beginning of period)	**8.52**	**9.46**
Cash flow from Operation	**3.28**	**4.45**
Net profit	*2.69*	*3.13*
Depreciation	*1.13*	*1.12*
Income (Loss) from equity method	*- 0.39*	*- 0.05*
Increase (Decrease) in working capital, etc.	*- 0.15*	*0.25*
Cash flow from Investment	**- 1.86**	**- 2.95**
CAPEX	*- 1.45*	*- 1.78*
Cash flow from Finance	**- 1.46**	**- 2.44**
Dividend	*- 0.79*	*-*
Increase of short-term borrowings	*- 0.50*	*- 0.39*
Repurchase of shares	*- 0.17*	*- 1.98*
Net increase in cash	**- 0.04**	**- 0.94**
Cash (End of period)	**8.48**	**8.52**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Capital Expenditures

(Unit : Trillion, KRW)	? 4 Plan	3Q Actual	(%)	? 3 Actual
Semiconductor	**5.77**	**4.07**	**(71%)**	**3.97**
Memory	4.92	3.74	(76%)	3.60
System LSI	0.79	0.29	(37%)	0.35
LCD	**2.02**	**1.36**	**(67%)**	**2.08**
Telecommunication	**0.44**	**0.23**	**(52%)**	**0.26**
Digital Media & others	**0.71**	**0.28**	**(39%)**	**0.43**
Total	**8.94**	**5.94**	**(66%)**	**6.74**

4Q Business Outlook

Semiconductor

'04 PC Shipment


60
40
20
0
-8.7%
-4.6%
10.8%
14.1%
1Q
2Q
3Q
4Q

(Unit : Mn Units, Source : Samsung)

'04 NAND Demand & Supply


12.3%
-4.9%
2.3%
0.3%
400
200
0
Demand
Supply
1Q
2Q
3Q
4Q

(Unit : Mn Units, 512M Eq., Source : Samsung)

Business Outlook

Memory

- **4Q '04 DRAM demand increase**
  - PC demand growth : Seasonality, Corporate PC replacement
- **DDR2 server chipset adoption accelerates the transition**
- **NAND Demand increase**
  - Card density growth driven by 3Q price reduction

    512MB card retail price reduction : 2Q $120 → 3Q $70 → 4Q $40

    512MB & 1GB demand portion increase : 3Q 21% → 4Q 33%
  - Shift to higher memory density in MP3P (128/256M → 512M/1G)
- **Expansion of mobile market with MCP solution**
  - Various Chips (NOR, SRAM, DRAM, NAND) in one package

System LSI

- **Continued price pressure on DDI due to LCD cost reduction**

TFT-LCD

Global market size by application

(Unit : Million Units)



40
30
20
10
0
32.7
36.2
3Q '04
4Q '04
LCD TV
Note
Monitor

Sufficiency Ratio (Based on Capacity)



5%
0%
-5%
- 0.8%
1.1%
2.6%
2Q '04
3Q '04
4Q '04

Business Outlook

- **Impact of lower panel prices in 3Q and OEM's seasonal promotion drives are expected to bring in stronger end-sales**

  - Demand growth expectation in 4Q : 11%
    - · Monitor Panel : 20.3M (17%↑)
    - · Note PC Panel : 12.1M (1%↑)
    - · TV Panel : 2.8M (17%↑)

  - Supply : 6G/7G capacity expansion during the next 6 months
    - · 6G : LG Philips (Ramp up in 3Q '04), AUO (Ramp up in 1Q '05)
    - · 7G : SEC (Ramp up in 1Q '05)

  → **Given the profitability of less than 10% for the second-tiers in 3Q, moderate decline in panel prices is forecasted**

- **Implementation of cost reduction measures**
  - Re-engineering of major components (BLU, Driver IC)
  - Increased local procurement of major components

Telecommunication

Market Outlook

- **Weaker demand seasonality in 4Q**
  - Strong demand in 1H compared to historical trend may cause weaker demand in 2H
  - Weak domestic demand due to sluggish economy

Worldwide Handset Demand Trend by quarter ('02~'04)



35%
25%
15%
1Q
2Q
3Q
4Q
'03
'02
'04

(Source: Strategy Analytics, Morgan Stanley)

Business Outlook

- **Unit sales : 86M in '04** (M/S 14%) ← **55.7M in '03** (M/S 11%), 54%↑
- **Maintain product leadership in Mid/High-end segment through new phones**
  - New slide-up phone launch (SGH-D500)
    : 1.3M pixel, Bluetooth, hour-long video recording, 80M imbedded memory, MP3 Player
  - Roll-out of two new W-CDMA phones for major European carriers
  - Sales increase of Mega-pixel camera phones (Europe, US)
- **Continuous increase in marketing investments on co-marketing with carriers and brand value enhancement**

Digital Media & Home Appliances

Business Outlook – Digital Media

- **Recovery of 4Q sales expected from holiday season demand**
  - Sales of digital TVs & its parts expected to grow in 4Q
    - Demand pickup for digital TVs from reduced panel prices and elimination of a Special Exercise Tax (SET) of Korea
    - Adoption of digital TV broadcasting in the US and Europe
  - Expect growth in exports of Samsung-branded Note PCs and color laser printers

DM Sales Trend

(Unit: Trillion, KRW)



3
2
1
1Q
2Q
3Q
4Q
'01
'02
'03

Business Outlook – Home Appliances

- **Weak sales due to continuing slow domestic economy & seasonality**
  - Sales of summer products such as air conditioners and refrigerators expected to decline

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2004 OCT 25 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

October 15, 2004

Debt Guarantee for Overseas Subsidiary

1. Details: Samsung Electronics Co., Ltd. provides debt guarantee to floating rate notes (FRNs) issued by Samsung Electronics America Inc. (SEA) to raise capital and improve the debt structure.

2. SEA Issuing FRN
   - Type of issuance: Private placement
   - Amount: USD 100 million
   - Due date: Three years after the issuance
   - Co-arrangers: Citibank and HSBC
   - Issuance schedule: November 9, 2004

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

October 15, 2004

Donation

1. Recipient: Samsung Life Public Welfare Foundation
2. Purpose: The donation aims to serve the community as a corporate citizen by financially supporting the plan of Samsung Life Public Welfare Foundation to build a cancer center designed to advance cancer diagnosis and treatment and improve the public health
3. Amount: KRW 12 billion

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2004 OCT 25 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

October 15, 2004

Purchase of Property & Casualty Insurance Policy

1. Insurance company: Samsung Fire & Marine Insurance Co., Ltd.
2. Insurance name: Property and casualty insurance (Package insurance)

※ The insurance policy is a package insurance to cover damage or loss that Samsung Electronics may suffer from fire or other accidents at the Gumi complex in Gumi, Korea.

3. Total premium: KRW 12.86 billion
4. Coverage limit: KRW 2.0 trillion
5. Insurance period: November 1, 2004 — November 1, 2005

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2004 OCT 25 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG

October 15, 2004

Purchase of Real Estate

1. Transaction purpose: The transaction aims to purchase the land to construct a Samsung Electronics office building in Seocho-gu Seoul, Korea.
2. Transaction partner: Samsung Corporation, Cheil Industries, and Samsung Corning
3. Transaction targets: A total of 2,248 pyeong of land of Seocho-dong 1320-1 and others in Seocho-gu Seoul, Korea (1,726 pyeongs from Samsung Corporation, 261pyeongs from Cheil Industries, and 261 pyeongs from Samsung Corning)
4. Transaction amount: A total of KRW 135,509,000,000
   Samsung Corporation: KRW 103,821,000,000
   Cheil Industries: KRW 15,844,000,000
   Samsung Corning KRW 15,844,000,000

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2004 OCT 25 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 15, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG

October 15, 2004

Cross License Contract

1. Contract party: S-LCD Corporation (Joint venture between Samsung Electronics and Sony)

2. License items: Intellectual properties needed in production and sale of LCD Products

3. Under the contract, Samsung Electronics and S-LCD agreed to make available for the use of both companies the intellectual properties held by each company.

4. Purpose: The cross license contract aims to facilitate business between Samsung and the joint venture.

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 18, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Sean Kim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG

October 18, 2004

Debt Guarantee for Affiliate

Board Committee Resolution

The management committee of Samsung Electronics Co., Ltd. authorized a total of USD 220 million in debt guarantee for its affiliates on October 18, 2004.

Details

1. Samsung Asia Private Ltd.
   - Debt guarantee: USD 50 million (new guarantee)
   - Guarantee period: October 25, 2004 – February 28, 2005
   - Creditor: Bank of America
   - Debt guarantee ceiling to Samsung Asia Private: USD 155 million (including the new guarantee)

2. Samsung Asia Private Ltd.
   - Debt guarantee: USD 50 million (expiration date extension)
   - Guarantee period: November 30, 2004 – November 29, 2005
   - Creditor: Mizuho Corporate Bank
   - Debt guarantee ceiling to Samsung Asia Private: USD 155 million (including the expiration date extended guarantee)

3. Samsung Electronics South Africa Ltd.
   - Debt guarantee: USD 10 million (expiration date extension)
   - Guarantee period: October 25, 2004 – October 24, 2005
   - Creditor: Citibank
   - Debt guarantee ceiling to Samsung Electronics South Africa: USD 10 million (including the expiration date extended guarantee)

4. Samsung Electronics America Inc.
   - Debt guarantee: USD 50 million (expiration date extension)
   - Guarantee period: October 29, 2004 – October 28, 2005
   - Creditor: Bank of America
   - Debt guarantee ceiling to Samsung Electronics America: USD 355 million (including the expiration date extended guarantee)

5. Samsung Electronics America Inc.
   - Debt guarantee: USD 50 million (expiration date extension)
   - Guarantee period: November 8, 2004 – November 7, 2005
   - Creditor: Bank of America
   - Debt guarantee ceiling to Samsung Electronics America: USD 355 million (including the expiration date extended guarantee)

6. Samsung Electronics Latino America Panama S.A.
   - Debt guarantee: USD 10 million (expiration date extension)
   - Guarantee period: December 1, 2004 – November 30, 2005
   - Creditor: BNP Paribas
   - Debt guarantee ceiling to Samsung Electronics Latino America Panama S.A.: USD 10 million (including the expiration date extended guarantee)